Plan Invested Fund

The Ultrashort Duration Government Portfolio The Ultrashort Duration Bond Portfolio

Plan Investment Fund, Inc.

Ultrashort Duration Portfolios

Goal

Current income above money market rates and bank earnings credits

Philosophy ?Capital preservation, liquidity, total return

Plan ?High quality investments

One year duration target

Well qualified, highly regarded portfolio manager

Plan Investment Fund, Inc.

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Important Information

This booklet contains or incorporates by reference certain forward-looking statements which are based on various assumptions (some of which are beyond our control) which may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as “may”, “will”, “believe”, “expect”, “anticipate”, “continue”, or similar terms or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors.

Mutual fund investments are neither insured nor guaranteed by the U.S. Government. The net asset value of the Fund’s Ultrashort Duration Government Portfolio and Ultrashort Duration Bond Portfolio will fluctuate, up and down. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. Investments can and may lose money. The Plan Investment Fund, Inc. portfolios are offered only pursuant to a prospectus relating thereto. This booklet is accompanied, or has been preceded, by the prospectus relating to the Ultrashort Duration Government Portfolio and the Ultrashort Duration Bond Portfolio. Additional copies of the prospectus may be obtained by calling (800) 621-9215. Plan Investment Fund, Inc. is self -distributed. Fund shares are not insured by, issued by, guaranteed by or obligations of the FDIC, the Federal Reserve Board, any government agency or any bank. Such shares involve investment risk, including possible loss of principal amount invested.

Plan Investment Fund, Inc.

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Attractive Sector Attributes

The one year duration point on the curve provides an opportunity for pickup in yield from money market rates with limited interest rate sensitivity.

This is due in part because of the steep yield curve (Fed has kept short term rates near zero), and

Steep credit curves. Spreads on corporate bonds over Treasuries are greater as maturity increases.

The high quality securities reduce the credit risk of the portfolios. Returns are generated from cashflows.

The significant cashflow that spins off the portfolio is a natural hedge to inflation. The cashflows are reinvested at the prevailing higher rate if the yield curve begins to rise.

This part of the fixed income market has been very liquid, which makes it appropriate for a mutual fund.

Plan Investment Fund, Inc.

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Current Short Rates

As of June 24, 2013

3% 2% 1% 0% Three Month Six month One Year Two Year

2.10%

1.39%

0.94% 0.90% 0.80%

0.39%

0.01%

Maturity

Money Market U.S. Treasury ABS AAA Auto ABS AAA Card CORP A Industrial Corp A Financial CMBS AAA

Three Month Six month One Year Two Year

Money Market 0.01% 0.01% 0.01% 0.01%

U.S. Treasury 0.05% 0.10% 0.13% 0.39%

ABS AAA Auto 0.50% 0.55% 0.60% 0.90%

ABS AAA Card 0.35% 0.43% 0.53% 0.80%

CORP A Industrial 0.39% 0.46% 0.60% 0.94%

Corp A Financial 0.63% 0.74% 0.95% 1.39%

CMBS AAA 1.15% 1.50% 1.95% 2.10%

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Sector Opportunity Set

Ultrashort Duration Government Portfolio

US Treasuries

TIPS

Agency debt ??Agency CMBS ??Agency RMBS

Ultrashort Duration Bond Portfolio

Government portfolio sectors (see above) ??Corporate ??Asset-backed securities ??Private label CMBS

Plan Investment Fund, Inc.

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Plan Investment Fund Ultrashort Portfolios

Ultrashort Duration Government Portfolio Primary Investments

U.S. government securities and U.S. government agency securities

One year target duration ??S&P AAA Rating ?Class 1 Fund 0.3% RBC charge ??Seeks to provide next day liquidity

Ultrashort Duration Bond Portfolio Primary Investments

U.S. government securities and U.S. government agency securities ??Asset-backed securities ??Private commercial mortgage-backed securities ??Corporate securities ??One year target duration ??S&P AA Rating Seeks to provide next day liquidity

Plan Investment Fund, Inc.

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Merganser Overview

Fixed income specialist

Focus on institutional fixed income management as Merganser’s only business since 1985

Organized to take advantage of inefficiencies inherent in over-the-counter fixed income markets

Deep relationships with Wall Street, regional and specialist brokers/dealers

Emphasis on active sector/security selection, shaped by macro economic analysis and fundamental credit research.

Plan Investment Fund, Inc.

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Merganser Fixed Income Specialist Serving Diverse Client Base

As of March 31, 2013

Client Profile (% AUM)

Education & Foundation 13%

Public 6%

Other 3%

Taft-Hartley 7%

Sub-Advisory 10%

Insurance & Trust 8%

Corporate Operating 19%

Corporate Pension 9%

Healthcare 25%

Strategies/Assets Under Management (AUM)

Strategies Duration Target AUM ($MM)

Cash Enhancement* <1.0 year 1,099

Short Term Bond 1.8 years 4,171

Moderate Duration 2.7 years 659

Intermediate Bond 3.8 years 498

Core Bond** 5.2 years 954

Investment Grade Credit 6.9 years 40

ABS Structured Strategy 2.9 years 223

TIPS Plus Strategy 5.3 years 18

Other*** — 22

Total $7,684

*Cash Enhancement includes Cash Enhancement, 6 Month Cash Enhancement and Securitized Cash Enhancement strategies and Core Bond includes Core Bond and Core Plus strategies. **Other includes Bond Dislocation and CMBS only portfolios.

Plan Investment Fund, Inc.

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Returns for periods ending May 31, 2013

As of May 31, 2013

Cumulative

Current 30-day 3 Month Total 6 Month Total Inception Total

SEC Yield Return Return Return

USD Bond 0.94% 0.

04% 0.28% 0.95%

USD Government 0.46% -0.05% -0.06% 0.79%

Performance data quoted represents past performance. Past performance is no guarantee of future results; investors should carefully consider the portfolio investment objectives, risks, charges, and expenses before investing. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost and current performance may be higher or lower than the performance data quoted. Performance data for the portfolios current to the most recent month end is available at www.pif.com.

Plan Investment Fund, Inc.

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The Ultrashort Duration Government & Ultrashort Duration Bond Portfolios

Investment Objective Seek total return consistent with current income and capital preservation

Structure Mutual fund registered under the Investment Company Act of 1940

Annual Portfolio Operating Expenses 0.40%*

Minimum Initial Investment $1,000,000, which may be waived by the Fund

Dividends Declared daily, paid monthly

Redemptions 4:00 PM (Eastern Time), T+1 Settlement

Administrator BCS Financial Services Corporation

Custodian The Bank of New York Mellon

Service Agent BNY Mellon Investment Servicing

*After effect of fee waivers and expense reimbursements agreed to for one year.

Plan Investment Fund is a mutual fund, which is open only to members and licensees of the Blue Cross and Blue Shield Association and certain related organizations. Please review the Fund’s prospectus prior to investing. Past performance is no guarantee of future results.

Plan Investment Fund, Inc.

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BOARD OF DIRECTORS

BCS BOARD OF DIRECTORS			PLAN INVESTMENT FUND BOARD OF TRUSTEES	
Chairman **Steven S. Martin** President and CEO BCBS of Nebraska	**Patricia Hemingway Hall** President and CEO Health Care Service Corporation	**Robert F. Orlich** President and CEO Transatlantic Reinsurance Co.	**Chairman** **Emil D. Duda** Retired Senior Executive VP and CFO The Lifetime Healthcare Companies	**Gerard T. Mallen** Treasurer, Finance Division Senior VP Health Care Service Corporation
Scott Beacham President and CEO BCS Financial Corporation	**Daniel J. Hilferty** President and CEO Independence Blue Cross	**Scott P. Serota** President and CEO BCBS Association	**Dorothy A. Coleman** Executive VP and CFO Excellus Blue Cross and Blue Shield	**Dale E. Palka** President and CEO Plan Investment Fund, Inc.; Senior VP of Financial Services BCS Financial Services Corporation
John Cannon EVP & General Counsel Wellpoint, Inc.	**Terry Kellogg** President and CEO BCBS of Alabama	**P. Mark White** President and CEO Arkansas BCBS	**David A. Cote** Assistant VP and Assistant Treasurer BCBS of South Carolina	**Vince P. Price** Executive VP and CFO Cambia Health Solutions
Michael E. Frank President and CEO BCBS of Montana	**Willis T. King, Jr.** Chairman First Protective Insurance Co.	**J. Bradley Wilson** President and CEO BCBS of North Carolina	**Robert J. Kolodgy** Senior VP, CFO BCBS Association	**Joseph F. Reichard, CCM** VP, Treasury Services and Assistant Treasurer Highmark, Inc.
David R. Gentile President and CEO BCBS of Kansas City	**Daniel J. Loepp** President and CEO BCBS of Michigan		**Alan Krigstein** Executive VP, CFO and Treasurer Independence Blue Cross	**Cynthia M. Vice** Senior VP, CFO and Treasurer BCBS of Alabama

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